Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated March 2, 2009, except with respect to our opinion on the consolidated financial statements insofar as it relates to the effects of the change in accounting for noncontrolling interests and earnings per share described in Note 1 and the change in reportable segments described in Note 27, as to which the date is January 15, 2010, relating to the financial statements and the effectiveness of internal control over financial reporting, which appears in The PNC Financial Services Group, Inc.’s Current Report on Form 8-K dated January 15, 2010. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania

January 15, 2010